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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. ____1_______)*

ON TRACK INNOVATIONS LTD

(Name of Issuer)

Ordinary Shares, NIS 0.1 par value

(Title of Class of Securities)

CINS M8791A 109

(CUSIP Number)

December 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]Rule 13d-1(b)
[X]Rule 13d-1(c)
[  ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. CINS M8791A 109
1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Herald Investment Trust plc


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
..



(b)
..



3.
SEC Use Only.



4.
Citizenship or Place of Organization
United Kingdom


Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.
Sole Voting Power:  358,441*



6.
Shared Voting Power: 0



7.
Sole Dispositive Power:  358,441*



8.
Shared Dispositive Power: 0

9.
Aggregate Amount Beneficially Owned by Each Reporting Person:  358,441*

10.Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)



11.
Percent of Class Represented by Amount in Row (9):  7.4%*


12.
Type of Reporting Person (See Instructions)  CO


*These amounts include Warrants to purchase 119,480 Ordinary Shares. The Warrants may be exercised at any time.
Assuming exercise of the Warrants, On Track Innovations Ltd has, in aggregate, 4,875,695 Ordinary Shares in issue.
Herald Investment Trust plc has 238,961 Ordinary Shares and Warrants to purchase 119,480 Ordinary Shares.



Item 1.

(a)
Name of Issuer:  On Track Innovations Ltd
(b)
Address of Issuer's Principal Executive Offices:
Z.H.R Industrial Zone,
P.O. Box 32,
Rosh-Pina, Israel 12000


Item 2.

(a)
Name of Person Filing:  Herald Investment Trust plc
(b)
Address of Principal Business Office or, if none, Residence:
12 Charterhouse Square, London, United Kingdom EC1M 6AX

(c)
Citizenship:  British

(d)
Title of Class of Securities:  Ordinary Shares, NIS 0.1 par value

(e)
CUSIP Number:  CINS M8791A 109

Item 3.
If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c),
check whether the person filing is a:
This statement is filed pursuant to 240.13d-1(c)

Item 4.
Ownership.Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: *.

(b)
Percent of class: *.

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote *.


(ii)
Shared power to vote or to direct the vote *.


(iii)
Sole power to dispose or to direct the disposition of *.


(iv)
Shared power to dispose or to direct the disposition of *.
*  See Numbers 5 to 9 (inclusive) and Number 11 of the cover page above.

Item 5.
Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.
Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on
By the Parent Holding Company or Control Person.
Not applicable.

Item 8.
Identification and Classification of Members of the Group
Not applicable.

Item 9.
Notice of Dissolution of Group
Not applicable.

Item 10.
Certification


By signing below I certify that,
to the best of my knowledge and belief,
the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


7 January 2004
________________________________
Date


Stewart Clark
________________________________
Signature
Partner of Baillie Gifford & Co
Name/Title









Herald Investment Trust plc by board resolution at a meeting on 25 July 2000 has approved the appointment of Baillie Gifford & Co to provide secretarial and administrative services and in addition has appointed
Baillie Gifford & Co as secretary of Herald Investment Trust plc all with effect from 1 September 2000.